Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2010 Fourth Quarter Results as well as the Shareholders’ Letter, Financial Review and Supplemental Information on Brookfield’s website under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2010 Year End Results conference call can be accessed via webcast on February 18, 2011 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES STRONG ANNUAL
OPERATING CASH FLOW OF $1.5 BILLION FOR 2010

TORONTO, February 18, 2011 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today announced its financial results for the year ended December 31, 2010. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

Cash Flow From Operations

Cash flow from operations for the year increased to $1,463 million ($2.37 per share) from $1,402 million ($2.34 per share) in 2009. The operating results benefitted from continued strong performance by the company’s commercial office businesses reflecting high occupancy levels and improved leasing markets. Operating returns from infrastructure operations increased due to improving economic conditions and investment of additional capital at favourable returns, while lower water levels more than offset the impact of higher realized prices within the company’s power generating operations.

	Three months ended December 31			Years ended December 31
	2010	2009	2009	2010	2009	2009
US$ millions (except per share amounts)	IFRS	IFRS	CGAAP	IFRS	IFRS	CGAAP

Cash flow from operations	$416	$365	$381	$1,463	$1,402	$1,450

Cash flow from operations per share	$0.67	$0.60	$0.63	$2.37	$2.34	$2.43

“We completed investments in a number of world class assets last year, which strengthens our ability to deliver sustainable long-term growth across our businesses,” commented Bruce Flatt, CEO of Brookfield. “Our operations and balance sheet are strong, and we are increasingly well positioned to benefit as recovery in the developed markets fully takes hold.”

Net Income

Net income under IFRS for 2010 was $3.2 billion in total, of which $1.45 billion ($2.33 per share) was attributable to Brookfield’s common shareholders and the balance of $1.74 billion accrued to co-investors in the company’s consolidated operations. Brookfield’s net income in 2009 was $454 million ($0.71 per share) under Canadian Generally Accepted Accounting Principles (“CGAAP”). Net income for 2009, restated to conform to IFRS, included downward adjustments to the appraisal values of its commercial office portfolios, resulting in a net loss for the year on a comparable basis. The company’s Consolidated Statements of Operations are presented on page 7 of this release.

1 |  Brookfield Asset Management Inc. – 2010 Year End Results

Basis of Presentation

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income prior to fair value changes, depreciation and amortization, and future income taxes and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, and after deducting the associated interests of non-controlling shareholders. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income in the Supplemental Information available at www.brookfield.com and on page 8 of this release. Cash flow from operations is a non-IFRS measure which does not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Intrinsic Value

The intrinsic value of Brookfield’s common equity was $37.45 per share at year end. This includes net tangible asset value of $30.96 per share and $6.49 per share related to the company’s asset management franchise. Intrinsic value increased by $3.77 per share, or 12% during 2010, prior to dividends. Please see pages 5 and 6 of this release for further information on the company’s intrinsic value.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on May 31, 2011, to shareholders of record as at the close of business on May 1, 2011. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s website under Investor Centre/Stock and Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Financial Review and Supplemental Information for the year ended December 31, 2010 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the year ended December 31, 2010, which have been prepared using the standards and interpretations currently issued under International Financial Reporting Standards (“IFRS”). The amounts have not been audited or subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

2 |  Brookfield Asset Management Inc. – 2010 Year End Results

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations & Communications Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “continue,” “expect,” “intend,” “believe,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “can,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: our ability to deliver sustainable long-term growth across our businesses; our belief of recovery in the developed markets; and accounting policies adopted under IFRS and the potential modification of the application thereof. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; availability of new tenants to fill property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

3 |  Brookfield Asset Management Inc. – 2010 Year End Results

STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2010	2009	2010	2009
Operating platforms
Renewable power generation	$240	$66	$548	$720
Commercial properties	121	101	364	309
Infrastructure	29	18	130	62
Development activities	70	60	192	69
Private equity and finance	(24)	28	181	112
Investment and other income	61	128	311	370
Total operating platform cash flow	497	401	1,726	1,642
Asset management and other services	109	123	348	298
Operating cash flow prior to unallocated costs	606	524	2,074	1,940
Interest expense	(88)	(73)	(313)	(267)
Operating costs	(99)	(82)	(277)	(268)
Current income taxes	(3)	(4)	(21)	(3)
Operating cash flow	$416	$365	$1,463	$1,402
– Per share	$0.67	$0.60	$2.37	$2.34

Notes:

Cash flow from operations in this statement is on a segmented basis and represents the operations of Brookfield Asset Management net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to the company’s Financial Review and Supplemental Information which is available at www.brookfield.com.

The basis of presentation in this statement differs from the Consolidated Statements of Operations on page 7. Reconciliation between these two statements is presented on page 8.

The statements of cash flow from operations above are prepared on a basis that is consistent with the company’s Supplemental Information and differs from net income and loss as presented in the company’s Consolidated Statements of Operations on page 7 of this release, which is prepared in accordance with IFRS. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results.

4 |  Brookfield Asset Management Inc. – 2010 Year End Results

 STATEMENTS OF CHANGES IN INTRINSIC VALUE

(Unaudited)	Three months ended December 31, 2010		Years ended December 31, 2010
US$ millions (except per share amounts)	Total	Per Share	Total	Per Share
Opening intrinsic value1	$21,782	$36.74	$20,154	$34.20
Operating cash flow	416	0.67	1,463	2.37
Preferred share dividends	(22)	n/a	(75)	n/a
Operating cash flow for common shares	394	0.67	1,388	2.37
Fair value changes
IFRS carrying values1	(64)	(0.19)	(269)	(0.65)
Tangible asset values not recognized under IFRS	(50)	(0.02)	1,200	2.06
Asset management franchise values	500	0.80	500	0.80
Total fair value changes2	386	0.59	1,431	2.21
Less: gains recorded in cash flow3	(227)	(0.42)	(414)	(0.81)
Total return	553	0.84	2,405	3.77
Common share dividends	(74)	(0.13)	(298)	(0.52)
Net change in intrinsic value	479	0.71	2,107	3.25
Intrinsic value1	$22,261	$37.45	$22,261	$37.45

Composition of Intrinsic Value

(Unaudited)	December 31, 2010		September 30, 2010		December 31, 2009
US$ millions	Total	Per Share	Total	Per Share	Total	Per Share
Net tangible asset value	$18,261	$30.96	$18,282	$30.99	$16,654	$28.45
Asset management franchise value	4,000	6.49	3,500	5.75	3,500	5.75
Intrinsic value1	$22,261	$37.45	$21,782	$36.74	$20,154	$34.20

Notes:

1.	Determined on a pre-tax basis.
2.	Includes management estimates of values for items that are not otherwise revalued under IFRS.
3.	Represents the portion of disposition gains that were previously included in equity as unrealized gains or appraisal surplus.

5 |  Brookfield Asset Management Inc. – 2010 Year End Results

STATEMENTS OF INVESTED CAPITAL AND INTRINSIC VALUE

	Net Invested Capital
(Unaudited)	December 31	December 31
US$ millions	2010	2009
Assets
Operating platforms
Renewable power generation	$7,492	$8,468
Commercial properties	6,909	4,841
Infrastructure	1,905	1,646
Development activities	3,184	3,153
Private equity and finance	2,155	2,031
Cash and financial assets	1,543	1,607
Other assets	919	1,014
Asset management and other services	1,800	1,053
	$25,907	$23,813

Liabilities
Corporate borrowings	$2,905	$2,593
Subsidiary borrowings	858	779
Other liabilities	1,556	2,011
	5,319	5,383
Capitalization
Capital securities	669	632
Shareholders’ equity
Preferred equity	1,658	1,144
Common equity (net tangible asset value)	18,261	16,654
	20,588	18,430
	$25,907	$23,813

Intrinsic value per common share
Net tangible asset value	$30.96	$28.45
Asset management franchise value	6.49	5.75
Intrinsic value	$37.45	$34.20

Notes:

Invested capital in these statements represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. The balances are derived from the company’s IFRS balance sheets and adjusted to exclude deferred income taxes and to include adjustments to reflect the fair value of assets and liabilities that are carried at historical book values or otherwise not recognized in the company’s IFRS balance sheets. Common equity on this basis is referred to as net tangible asset value.

Intrinsic value per common share includes net tangible asset value as well as the value attributed to the company’s asset management franchise.

Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities, based on current capital under management, associated fee arrangements, and potential growth that is not otherwise included in net tangible asset value.

Accordingly, the statements above differ from the company’s Consolidated Balance Sheets contained in its annual financial statements, which are prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Asset Management’s financial position and to refer to the company’s Financial Review and Supplemental Information, available at www.brookfield.com, which contains a full reconciliation between these two bases of presentation.

6 |  Brookfield Asset Management Inc. – 2010 Year End Results

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2010	2009	2010	2009
Total revenues	$3,957	$3,792	$13,623	$11,218

Asset management and other services	126	123	365	298
Revenues less direct operating costs
Renewable power generation	188	217	748	777
Commercial properties	366	344	1,282	1,059
Infrastructure	76	21	221	95
Development activities	169	80	527	156
Private equity and finance	13	21	281	111
Equity accounted income	132	144	494	353
Investment and other income	85	159	593	683
	1,155	1,109	4,511	3,532
Expenses
Interest	517	395	1,829	1,480
Operating costs	121	122	417	396
Current income taxes	13	(44)	97	(5)
Net income prior to other items	504	636	2,168	1,661
Other items
Depreciation and amortization	(215)	(173)	(795)	(656)
Fair value changes	1,792	279	1,865	(2,268)
Other future income taxes	(10)	(33)	(43)	287
Net income (loss)	$2,071	$709	$3,195	$(976)

Net income (loss) attributable to:
Common shareholders	$1,089	$215	$1,454	$(836)
Non-controlling interests	982	494	1,741	(140)
	$2,071	$709	$3,195	$(976)

Net income (loss) per common share
Diluted	$1.80	$0.35	$2.33	$(1.54)
Basic	$1.86	$0.35	$2.40	$(1.54)

 Notes:
The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results presented elsewhere do not. Please refer to page 8 for further information.

7 |  Brookfield Asset Management Inc. – 2010 Year End Results

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO NET INCOME (LOSS)

	Three months ended December 31				Years ended December 31
(Unaudited)	2010		2009		2010		2009
US$ millions	Total1	Net2	Total1	Net2	Total1	Net2	Total1	Net2
Cash flow from operations (as presented on page 4)	n/a	$416	n/a	$365	n/a	$1,463	n/a	$1,402
Less: disposition gains recognized in equity under IFRS	n/a	(227)	n/a	(21)	n/a	(414)	n/a	(410)
Net income prior to other items	504	189	636	344	2,168	1,049	1,661	992
Depreciation and amortization	(215)	(183)	(173)	(150)	(795)	(693)	(656)	(573)
Revaluation and other items	1,792	1,135	279	51	1,865	1,129	(2,268)	(1,502)
Future income taxes	(10)	(52)	(33)	(30)	(43)	(31)	287	247
Net income (loss) attributable to common shareholders	n/a	1,089	n/a	215	n/a	1,454	n/a	(836)
Non-controlling interests	—	982	—	494	—	1,741	—	(140)
Net income (loss) (as presented on page 7)	$2,071	$2,071	$709	$709	$3,195	$3,195	$(976)	$(976)

1.	Includes share attributable to non-controlling interests.
2.	Excludes share attributable to non-controlling interests.

8 |  Brookfield Asset Management Inc. – 2010 Year End Results